Exhibit 99-1
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[GRAPHIC OMITTED]  Koor Industries Ltd.



                              KOOR INDUSTRIES LTD.
       ANNOUNCES THE SALE OF 5.5% OF ELBIT SYSTEMS FOR APPROX. $70 MILLION

TEL AVIV, Israel - November 22, 2006 - Koor Industries Ltd. (NYSE: KOR) ("Koor" or "the Company"), a leading Israeli holding company, announced today that it has signed an agreement to sell the majority of its investment (5.5%) in Elbit Systems Ltd. (NASDAQ, TASE: ESLT) ("Elbit Systems") to Federmann Enterprises ("Federmann") for total consideration of approximately US$70 million.

The closing date of the transaction is due on or before December 26, 2006.

All the Elbit Systems' shares that were sold will be transferred to Federmann upon closing (including voting rights etc.) and will be held in escrow. The consideration for the shares is to be received by Koor in five equal quarterly installments. As the installments are paid and received by Koor, the shares will be released to Federmann, on a pro-rata basis.

Following the closing Koor expects to record total capital gain of approximately US$12 million over the period of the consideration payments.

The Shareholders' Agreement will be cancelled irrevocably on the closing date.

Raanan Cohen, CEO of Koor, commented on the sale, "I am pleased that we have signed a deal to sell this large financial asset held by Koor. The transaction will yield for Koor significant cash proceeds of approximately 70 million dollars."

About Koor
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.


COMPANY CONTACT                           IR CONTACTS
---------------                           -----------
Avital Lev, CPA, Investor Relations       Ehud Helft/Kenny Green
Koor Industries Ltd.                      GK Investor Relations
Tel: 972 3 607 - 5111                     Tel: 1 866 704 - 6710
Fax: 972 3 607 - 5110                     Fax: 972 3 607 - 4711
avital.lev@koor.com                       ehud@gk-biz.com; kenny@gk-biz.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.